

ANGKASA MARKETING BERHAD (41515-D)

A Member of The Lion Group

29 December 2001


02002783

Securities & Exchange Commission
Division of Corporate Finance
Room 3094 (3-G)
450 Fifth Street, N.W.
Washington, D.C. 20549

Attn : Ms Victoria C Choy

Dear Sirs

Re : Exemption No. 82-3319
Issuer : Angkasa Marketing Berhad

We enclose herewith a copy of the General Announcement dated 28 December 2001, Re: Angkasa Marketing Berhad - Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal") for filing pursuant to exemption No. 82-3319 granted to Angkasa Marketing Berhad under rule 12g3-2(b) of the Securities Exchange Act of 1934.

Please contact the undersigned if you have any questions.

Yours faithfully
ANGKASA MARKETING BERHAD

WONG PHOOI LIN
Secretary

cc Ms Jennifer Monaco - The Bank of New York
620 Avenue of the Americas
6th Floor New York
NY 10011

Mr Tom Sibens - Milbank, Tweed, Hadley & McCloy
30 Raffles Place
14 - 02 Caltex House
Singapore 048622

dw 1/31

Level 46, Menara Citibank, 165 Jalan Ampang, 50450 Kuala Lumpur, Malaysia.
Tel: (603) 21622155/21613166 Telefax: (603) 21641036



Form Version 2.0

General Announcement

Ownership transfer to **ANGKASA/EDMS/KLSE** on **28-12-2001 05:23:07 PM**
Reference No **AA-011228-38B0C**

Submitting Merchant Bank (if applicable) :
Submitting Secretarial Firm Name (if applicable) :
* Company name : **ANGKASA MARKETING BERHAD**
* Stock name : **ANGKASA**
* Stock code : **5061**
* Contact person : **Wong Phooi Lin**
* Designation : **Secretary**

* Type : ● **Announcement** ○ **Reply to query**

* Subject :

ANGKASA MARKETING BERHAD
Proposed disposal by AMB Venture Sdn. Bhd. ("AMBV") of 25,000,000 ordinary shares of RM1.00 each in Angkasa Transport Equipment Sdn. Bhd. ("ATE"), representing a 90.81% equity interest in the enlarged share capital of ATE to Lion Asiapac Limited ("LAP") ("Proposed Disposal")

* **Contents :-**

The Board of Directors of Angkasa Marketing Berhad ("AMB") wishes to refer to the announcements made on 11 November 2000, 9 January 2001, 27 February 2001, 18 May 2001, 1 October 2001 and 20 November 2001 by us or RHB Sakura Merchant Bankers Berhad as our adviser ("Said Announcements") in respect of the above matter and wish to inform that AMBV and LAP have agreed to extend the period for the fulfilment of the conditions precedent from 31 December 2001 to 30 April 2002.

As at the date of this announcement, the following conditions for the Proposed Disposal are still outstanding:

1. the approval of the Foreign Investment Committee;
2. the approval of the Securities Commission;
3. completion of the Proposed Internal Restructuring of ATE and Proposed Subscription (as more particularly set out in the Said Announcements);
4. the approval of the shareholders of AMB and LAP at their respective extraordinary general meetings to be convened for the Proposed Disposal;
5. the approval of the Singapore Exchange Securities Trading Limited for the Proposed Disposal and the listing of and quotation for the new LAP shares to be issued pursuant to the Proposed Disposal;
6. a waiver of the Securities Industry Council of Singapore to AMBV and parties acting in concert with it from the requirement to undertake a mandatory general offer on the shares not already held by them in LAP;
7. the approval of Bank Negara Malaysia;
8. LAP being satisfied with the findings of the legal due diligence review on the ATE group;
9. the approvals of the Provincial Commission on Foreign Trade and Economic Cooperation of the People's Republic of China ("PRC") for certain aspect of the Proposed Internal Restructuring of

ANGKASA MARKETING BERHAD (41515-D)

Secretary 28 DEC 2001

ATE; and

10. the consent or approval of any relevant governmental authorities and other relevant regulatory bodies in Malaysia, Singapore and the PRC.

AMB will inform the Exchange in the event of further development in respect of the above matter.

Tables Section - This section is to be used to create and insert tables. Please make the appropriate reference to the table(s) in the Contents of the Announcement:

ANGKASA MARKETING BERHAD (41515-D)



....

Secretary

2 8 DEC 2001